SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 1, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.

(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 1, 2012, entitled “Syneron Transitions UltraShape® Business to Direct Sales in Canada.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Syneron Transitions UltraShape® Business to Direct Sales in Canada

UltraShape® business to be supported by Syneron’s direct sales, service and customer support services headquartered in Toronto, Canada

Yokneam, Israel, August 1, 2012 – Syneron Medical Ltd. (NASDAQ:ELOS), the global leader in medical aesthetic products and technology, announced today the complete transition of its UltraShape® business in Canada from its previous distribution network to the Company’s Canadian headquarters in Toronto, Canada which includes, but is not limited to, sales, service and customer support. This news comes shortly following the Company’s acquisition of Ultrashape Ltd. on February 8, 2012.

“The swift progress to Syneron’s Canadian headquarters in Toronto represents our continued commitment to this region, its existing UltraShape customers, and is a positive step towards driving increased adoption of UltraShape in Canada,” said Louis P. Scafuri, Chief Executive Officer of Syneron. “We are very excited to bring all entities of the UltraShape business in Canada closer to our strong existing infrastructure – providing new and existing UltraShape customers with direct access to the world-class business and service support that have earned Syneron its leading position in the worldwide medical aesthetic market.”

The UltraShape Contour |V3 system, the latest model by UltraShape, is cleared and commercially available in Canada as well as in Europe, Canada, Latin America and Asia. For more information about UltraShape visit www.syneron.com.

About UltraShape® UltraShape's proprietary technology emits patented pulsed focused ultrasound energy that prompt an instant mechanical (non-thermal) destruction of fat cells – selectively and permanently destroying unwanted fat cells in problematic areas such as the abdomen, flanks and thighs without affecting critical surrounding structures. The UltraShape Contour |V3 system, the latest model by UltraShape, is approved and commercially available within Syneron’s worldwide network in Canada, Europe, Latin America and Asia.

About Syneron Medical Ltd. Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Contacts:

Syneron Public Relations

pr@syneron.com

Asaf Alperovitz, Chief Financial Officer

+ 972 73 244 2283

Email: asafa@syneron.com

Zack Kubow, The Ruth Group

\646-536-7020

Email: zkubow@theruthgroup.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Name: Asaf Alperovitz Title: Chief Financial Officer

Date: August 1, 2012